UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(address of principal executive offices)

Indicate by check mark whether the registrant files, or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

Annual General Meeting Results

On May 30, 2023, Wallbox N.V. (the “Company”) held its annual general meeting of shareholders (the “AGM”). At the AGM, a total of 110,661,362 of the Company’s Class A and Class B ordinary shares were represented by proxy, representing approximately 83.62% in voting power of the Company’s ordinary shares as of the May 2, 2023 record date. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes and voted as a class on each of the voting items presented at the AGM.

The following are the voting results for the voting items considered and voted upon at the AGM, each as described in the convocation notice and explanatory notes thereto made available to shareholders on April 21, 2023.

Voting Item 3: Adoption of the Annual Accounts for the Financial Year 2022

For	Against	Abstain
319,847,922	32,834	37,743

Voting Item 5: Discharge from Liability of the Directors for the Performance of Their Duties During the Financial Year 2022

For	Against	Abstain
319,643,858	221,412	53,229

Voting Item 6(a): Reappointment of Enric Asunción Escorsa as Executive Director

For	Against	Abstain
319,775,894	89,352	53,253

Voting Item 6(b): Reappointment of Beatriz González Ordóñez as Non-executive Director

For	Against	Abstain
319,614,135	260,740	43,624

Voting Item 6(c): Reappointment of Francisco J. Riberas Mera as Non-executive Director

For	Against	Abstain
316,733,511	3,141,298	43,690

Voting Item 6(d): Reappointment of Pol Soler Masferrer as Non-executive Director

For	Against	Abstain
319,018,357	856,501	43,641

Voting Item 6(e): Reappointment of Carl A.W. Pettersson as Non-executive Director

For	Against	Abstain
319,201,212	673,603	43,684

Voting Item 6(f): Reappointment of Donna Kinzel as Non-executive Director

For	Against	Abstain
319,765,133	110,045	43,321

Voting Item 6(g): Appointment of César Ruipérez Cassinello as Non-executive Director

For	Against	Abstain
319,717,344	156,343	44,812

Voting Item 6(h): Appointment of Justin Mirro as Non-executive Director

For	Against	Abstain
319,794,753	73,049	50,697

Voting Item 6(i): Appointment of Dr. Dieter Ernst Zetsche as Non-executive Director

For	Against	Abstain
319,802,923	73,435	42,141

Voting Item 7: Approval of the Amended and Restated Employee Stock Purchase Plan

For	Against	Abstain
319,673,101	204,027	41,371

Voting Item 8: Approval of RSU Scheme for Non-executive Directors of the Company

For	Against	Abstain
317,812,785	2,038,691	67,023

Voting Item 9: Authorization of the Board to Acquire Shares in its Own Capital

For	Against	Abstain
319,096,104	657,914	164,481

Voting Item 10: Appointment Ernst & Young Accountants, LLP as External Auditor for the Financial Year 2023

For	Against	Abstain
319,880,160	22,579	15,760

Based on the foregoing votes, the shareholders approved each of such voting items.

Appointment of Justin Mirro to the Audit Committee

In connection with his appointment to the Board of Directors (the “Board”), the Board appointed Justin Mirro to serve as a member of the audit committee effective at the close of the AGM.

Incorporation by Reference

The information in this Report on Form 6-K in hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (File Nos. 333-268347, 333-268792 and 333-271116) to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Enric Asunción Escorsa
Name:	Enric Asunción Escorsa
Title:	Chief Executive Officer

Date: May 30, 2023